UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Date : January 15, 2007	By	/S/ Junichiro Otsuda
Junichiro Otsuda
Chief Manager
Corporate Administration Division

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Notice concerning Issuance of “Non-dilutive” Preferred Securities

Tokyo, January 15, 2007 — The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU; President: Nobuo Kuroyanagi) hereby announces that its wholly owned subsidiaries: BTMU Preferred Capital 4 Limited and BTMU Preferred Capital 5 Limited, have decided the following with regard to the issuance of preferred securities (“Non-dilutive Preferred Securities”).

Issuer	BTMU Preferred Capital 4 Limited	BTMU Preferred Capital 5 Limited
Each issuer is a special purpose subsidiary newly established in the Cayman Islands under the laws of the Cayman Islands, and in which BTMU has 100 % voting rights.

Type of Security	Euro-denominated non-cumulative perpetual preferred securities	Sterling-denominated non-cumulative perpetual preferred securities

No right to convert into BTMU’s common shares is granted.

Issue Amount	€500,000,000	£ 550,000,000

Dividends	Dividend Rate 5.271% per annum (Fixed rate until January 2017) Floating rate after January 2017	Dividend Rate 6.299% per annum (Fixed rate until January 2017) Floating rate after January 2017

Issue Price	€1,000 per preferred security	£ 1,000 per preferred security

Issue Date	January 19, 2007

Use of Proceeds	To be provided to BTMU as subordinated loans in order to strengthen our capital base and for general corporate purposes.

Liquidation Preference	The Non-dilutive Preferred Securities rank, as to rights to liquidation preferences, junior to the subordinated creditors and general creditors of BTMU, senior to BTMU’s common shares, and effectively pari passu with BTMU’s preferred shares.

Method of Offering	To be issued to MUFG Capital Finance 4 Limited and MUFG Capital Finance 5 Limited, respectively, which are subsidiaries of Mitsubishi UFJ Financial Group, Inc.

This press release has been prepared for the purpose of publicly announcing the issuance of Non-dilutive Preferred Securities and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the preferred securities in any state in the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state in the United States.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Notice concerning Change of Subsidiary

Tokyo, January 15, 2007 — The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU; President: Nobuo Kuroyanagi) hereby announces that its special purpose companies named BTMU Preferred Capital 4 Limited and BTMU Preferred Capital 5 Limited which were established in December, 2006 for the purpose of the issuance of preferred securities (“Non-dilutive Preferred Securities”) will increase their capital stock. As a result, BTMU Preferred Capital 5 Limited will become a Specified Subsidiary (Tokutei Kogaisha) of BTMU. The percentage of voting rights of each special purpose company directly held by BTMU against the total number of voting rights, will not change because the Non-dilutive Preferred Securities to be issued by each special purpose company are non-voting securities.

1. Reason for the change

BTMU holds all of the common shares of the special purpose companies mentioned above. Due to the payment for the Non-dilutive Preferred Securities, which is scheduled to occur on January 19, 2007, the amount of capital stock of BTMU Preferred Capital 5 Limited is expected to exceed 10% of the amount of capital stock of BTMU. Therefore, BTMU Preferred Capital 5 Limited is expected to become a specified subsidiary of BTMU.

2. Profile of the Specified Subsidiary

Issuer	BTMU Preferred Capital 5 Limited

Location	M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands

Date of change	January 19, 2007

Details of business	Issuance of Non-dilutive Preferred Securities

Closing date of fiscal year	January 24 of each year

Number of directors and employees	Three directors, no employees

Capital stock	£ 550,000,000

Total outstanding shares and preferred securities (Issue price per Share)	15,000,000 Common Shares (£ 1 per share) 550,000 Preferred Securities (£ 1,000 per security)

Shareholders	Common shares: 100% owned by BTMU Preferred Securities: 100% owned by entities other than BTMU

This notice with regard to changes in the specified subsidiaries is published in order to publicly announce specific facts relating to the change, and does not constitute a solicitation of investment or any similar act, in or outside of Japan. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the preferred securities in any state in the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state in the United States.